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                                                                       EXHIBIT 8

                               September 27, 1994

                                                                  (202) 639-7073

ICN Merger Corp.
3300 Hyland Avenue
Costa Mesa, California 92626

               Re: Federal Income Tax Consequences of Merger of ICN Pharmaceuticals, Inc.,
                       SPI Pharmaceuticals, Inc. and Viratek, Inc. into ICN Merger Corp. and the
                       Merger of ICN Biomedicals, Inc. into ICN Subsidiary Corp.

Gentlemen:

     You have requested our opinion as to certain federal income tax consequences of the proposed mergers (the "Consolidation") of ICN Pharmaceuticals, Inc. ("ICN"), SPI Pharmaceuticals, Inc. ("SPI") and Viratek, Inc. ("Viratek") with and into ICN Merger Corp. ("New ICN"), with New ICN surviving each such merger and of the proposed merger (the "Subsidiary Merger") of ICN Biomedicals, Inc. ("Biomedicals") with and into ICN Subsidiary Corp., a wholly-owned subsidiary of New ICN ("Newco"), with Newco surviving the Subsidiary Merger.

     The opinions expressed herein are as of the date hereof and are based on the Internal Revenue Code of 1986, as amended, the U.S. Treasury regulations promulgated thereunder, rulings of the Internal Revenue Service and court decisions, all as in effect on the date of this opinion. These authorities may be repealed, revoked, reversed or modified prior to the date on which the Consolidation and the Subsidiary Merger are expected to occur. In that event, the federal income tax consequences of the Consolidation and the Subsidiary Merger could be different from those expressed in the opinions set forth below.

     In reaching the opinions expressed below, we have reviewed and relied on
(i) the Agreement and Plan of Merger among SPI, ICN, Viratek, Biomedicals and New ICN, dated as of August 1, 1994 (the "Merger Agreement"), (ii) the draft Joint Proxy Statement/Prospectus, dated September 12, 1994 of ICN, SPI, Viratek and Biomedicals (the "Proxy"); and (iii) certain representations made by New ICN, Newco, ICN, SPI, Viratek and Biomedicals in the certificates attached hereto. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Merger Agreement.

     Based upon and subject to the foregoing, and assuming that (i) the Consolidation, the Subsidiary Merger and related transactions will take place as described in the Merger Agreement (including, without limitation, Section 5.15 thereof) and in the Proxy (including, without limitation, the section captioned "THE MERGER AGREEMENT -- Alternative Structure"), and (ii) that with respect to each of ICN, SPI, Viratek and Biomedicals, each of the fair market value and the aggregate adjusted tax basis of the assets transferred in the Consolidation or the Subsidiary Merger will equal or exceed the sum of the liabilities assumed by New ICN (in the case of ICN, SPI and Viratek in the Consolidation) or by Newco (in the case of Biomedicals in the Subsidiary Merger), plus the amount of liabilities, if any, to which such transferred assets are subject, it is our opinion for federal income tax purposes:

          (a) The Consolidation will be treated as a reorganization within the meaning of Section 368(a) of the Code.

          (b) The Subsidiary Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
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          (c) Each of ICN, SPI, Viratek, New ICN, Biomedicals and Newco will be a party to a reorganization within the meaning of Section 368(b) of the Code.

          (d) No gain or loss will be recognized by holders of ICN Common Stock, SPI Common Stock, Viratek Common Stock or Biomedicals Common Stock as a result of the exchange of such shares solely for New ICN Common Stock pursuant to the Consolidation or the Subsidiary Merger, as the case may be, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares of New ICN Common Stock.

          (e) The aggregate tax basis of the New ICN Common Stock received by each ICN, SPI, Viratek and Biomedicals stockholder will equal the aggregate tax basis of such stockholder's shares of ICN Common Stock, SPI Common Stock, Viratek Common Stock or Biomedicals Common Stock, respectively, (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Consolidation or the Subsidiary Merger, as the case may be.

          (f) The holding period for the New ICN Common Stock received by an ICN, SPI, Viratek and Biomedicals stockholder will include the holding period for the shares of ICN Common Stock, SPI Common Stock, Viratek Common Stock or Biomedicals Common Stock, respectively, of such stockholder exchanged in the Consolidation or the Subsidiary Merger, as the case may be, provided that the ICN Common Stock, SPI Common Stock, Viratek Common Stock or Biomedicals Common Stock is held as a capital asset as of the Effective Time.

          (g) Neither New ICN, ICN, SPI, Viratek, Biomedicals nor Newco will recognize gain or loss as a result of the Consolidation of the Subsidiary Merger.

     We hereby consent to the filing of this opinion as an exhibit to the Proxy and to the reference to this firm under the caption "THE MERGER
AGREEMENT -- Certain Federal Income Tax Consequences" in the Proxy. In giving such consent, we do not thereby admit that we are in the category of such persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

     The opinions expressed herein are solely for your benefit and the benefit of holders of outstanding ICN Common Stock, SPI Common Stock, Viratek Common Stock and Biomedicals Common Stock and may not be relied upon in any manner or for any purpose except as specifically provided for herein.

                                      Very truly yours,

                                      FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

                                      By:              ALAN S. KADEN
                                                    Alan S. Kaden